Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:

The Notice and Proxy Statement, Annual Report and Form 20-F are available at www.proxyvote.com.

CYBERARK SOFTWARE LTD.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 25, 2019
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Josh Siegel and Meital Koren, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of CyberArk Software Ltd. (the "Company") that the undersigned is/are entitled to vote at the close of business on May 17, 2019, at the Annual General Meeting of Shareholders (the "Meeting"), to be held at the executive offices of the Company, 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel, on June 25, 2019 at4:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Proxy Statement (the "Proxy Statement") relating to the Meeting.

The undersigned acknowledges receipt of the Proxy Statement relating to the Meeting.

If you do not confirm that you (i) are not a controlling shareholder and (ii) do not have a personal interest in the approval of Proposal 3 or 5 (as such terms are defined in the Proxy Statement), your shares will not be voted for Proposals 3 and 5.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is given with respect to any of the proposals for the Meeting, this Proxy will be voted "FOR" with respect to each of the Proposals, and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof.

Any and all proxies heretofore given by the undersigned are hereby revoked.

Address Changes/Comments:

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side

CYBERARK SOFTWARE LTD. C/O PROXY SERVICES P.O. BOX 9142 FARMINGDALE, NY 11735
VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
E80881-P26621	KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY
CYBERARK SOFTWARE LTD.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH PROPOSAL LISTED BELOW.

1.	To re-elect each of Gadi Tirosh and Amnon Shoshani for a term of approximately three years as a Class II director of the Company, until the Company’s annual general meeting of shareholders to be held in 2022 and until his respective successor is duly elected and qualified.
			For	Against	Abstain
									For	Against	Abstain
	1a.	Gadi Tirosh	☐	☐	☐
						4.	To approve, in accordance with the requirements of the Companies Law, a grant for 2019 of options to purchase ordinary shares of the Company, RSUs and performance share units (PSUs), to the Company’s Chairman of the Board and Chief Executive Officer, Ehud (Udi) Mokady.		☐	☐	☐
	1b.	Amnon Shoshani	☐	☐	☐

2.	To amend the compensation of the Company’s non-executive directors to provide for fixed annual director fees and predetermined values of initial and recurring annual equity grants of restricted share units (RSUs).		☐	☐	☐

5.
To authorize, in accordance with the requirements of the Companies Law, the Company’s Chairman of the Board and Chief Executive Officer, Ehud (Udi) Mokady, to continue serving as the Chairman of the Board and the Chief Executive Officer, for the maximum period permitted under the Companies Law.

									☐	☐	☐

3.	To approve a compensation policy for the Company’s executives and directors, in accordance with the requirements of the Companies Law.		☐	☐	☐
									Yes	No
		Are you a controlling shareholder of the Company or do you have a personal interest in the approval of Proposal 3, as such terms are defined in the Proxy Statement?	Yes	No			5a.	Are you a controlling shareholder of the Company or do you have a personal interest in the approval of Proposal 5, as such terms are defined in the Proxy Statement?	☐	☐
	3a.		☐	☐
If your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest, and should mark "NO."
		If your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest, and should mark "No."					(Please note: If you mark "Yes" or leave this question blank, your shares will not be voted for Proposal 5).
									For	Against	Abstain
		(Please note: If you mark "Yes" or leave this question blank, your shares will not be voted for Proposal 3).				6.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2019 and until the Company’s 2020 annual general meeting of shareholders, and to authorize the Board to fix such accounting firm’s annual compensation.		☐	☐	☐

For address changes and/or comments, please check this box and write them on the back where indicated.					☐

Please indicate if you plan to attend this meeting.			☐	☐
			Yes	No

Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please add your title as such. When signing as joint tenants, all parties in the joint tenancy must sign. If a signer is a corporation, please sign in full corporate name by duly authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date